Mail Stop 3561

      							August 18, 2006


Mr. Jeffrey Forgan
Executive Vice President, Chief Financial Officer
Sharper Image Corporation
350 The Embarcadero, 6th Floor
San Francisco, CA  94105

	Re:	Sharper Image Corporation
      Form 10-K for the fiscal year ended January 31, 2006
		Filed May 1, 2006
		File No. 0-15827

Dear Mr. Forgan:

      We have reviewed your supplemental response letter dated
August
14, 2006 as well as your filing and have the following comments. As noted in our comment letter dated May 31, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Note I - Commitments and Contingencies page 51

1. We have read your response to our prior comment 7 of our letter dated May 31, 2006. We note that your response and prior disclosures indicate that there is a reasonable possibility that a material loss has been incurred. Paragraph 10 of SFAS 5 requires that you disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please revise your disclosures accordingly beginning with your next Form 10-Q.


*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathleen Kerrigan, Staff Accountant, at (202) 551-3369 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 if you have any other questions.


								Sincerely,



								Michael Moran
								Accounting Branch Chief


Mr. Jeffrey Forgan
Sharper Image Corporation
August 18, 2006
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